UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 15, 2019
Commission File Number: 001-15092
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TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)
________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 15, 2019, regarding the change in management.

Istanbul, March 15, 2019

Announcement Regarding the Change in Management

Muhterem Kaan Terzioğlu, who was appointed as Turkcell CEO on April 1, 2015, has decided to resign from his position, effective from March 15, 2019.

Turkcell Board of Directors has decided to appoint Murat Erkan, our Company’s Executive Vice President of Sales, as acting CEO and appoint Kadri Özdal as acting Executive Vice President of Sales.

With regards to his resignation, Mr. Kaan Terzioğlu stated that “During my term of office of close to 4 years, we have transformed Turkey’s leading mobile operator into the world’s first digital operator and we have become an exemplary company in the telecom industry. During this period, as a team comprised of professionals with decades of expertise and also young talents who made a fresh start to their career, we worked passionately towards creating value to our country, stakeholders and customers. I truly believe that this strong team will continue to accomplish new records and achievements.”

The Chairman of Turkcell Board of Directors Mr. Ahmet Akça stated that “Turkcell has realized numerous milestones and achievements during Mr. Kaan Terzioğlu’s term of office. We would like to thank him for his valuable contributions and wish him every success in his future career and personal life. The corporate culture based on innovation and success, strong human capital, technology and corporate governance that enabled Turkcell to celebrate its 25th successful year, will continue to empower its position as one of the most valuable institutions of our country and the world. Over the last 5 years, we established a strong foundation for growth through our investments into technology and our endeavors leading the industry in digital arena and based our business model on strong foundations through strong balance sheet and risk management practices. Our Board of Directors will continue to prioritize value creation for our shareholders and stakeholders via our digital operator vision and with a focus on customer satisfaction.”

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 15, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 15, 2019	By:	/s/ Osman Yilmaz
	Name:	Osman Yilmaz
	Title:	Chief Financial Officer